Roth Capital Partners, LLC

888 San Clemente Drive

Suite 400

Newport Beach, CA 92660

June 16, 2023

Via EDGAR

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Attention: Bradley Ecker

RE:	Dragonfly Energy Holdings Corp.
Withdrawal of Request for Acceleration of Effectiveness of Registration Statement
Registration Statement on Form S-1 (SEC File No. 333-272401)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 14, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for June 15, 2023, at 4:30 p.m. Eastern Time. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC,
as representative of the several underwriters

		By:	/s/ Aaron M. Gurewitz
		Name:	Aaron M. Gurewitz
		Title:	President, Head of Investment Banking

cc:	James T. Seery, Duane Morris LLP